Coley Pharmaceutical Group, Inc.

93 Worcester Street, Suite 101

Wellesley, MA 02481

August 5, 2005

VIA EDGAR & FACSIMILE (202-942-9533)

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C. 20549

Attention: Albert Lee, Esq.

Re:	Coley Pharmaceutical Group, Inc.

Registration Statement on Form S-1 (SEC File No. 333-124176)

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Coley Pharmaceutical Group, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 4:00 p.m. on Tuesday, August 9, 2005, or as soon as practicable thereafter.

In addition, the Company also requests that the effective date of the Company’s Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission on August 3, 2005, be accelerated concurrently with that of the Company’s Registration Statement on Form S-1.

The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Staff in meeting the timetable described above is very much appreciated.

Please call Megan N. Gates, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-4443 with any comments or questions regarding the Registration Statement or this request.

Very truly yours,

/s/ Charles E. Yon Charles E. Yon, Esq.
Vice President, Secretary and General Counsel

cc:	William T. Whelan, Esq.
Megan N. Gates, Esq.

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August 5, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Coley Pharmaceutical Group, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-124176)

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective by 4:00 Eastern Daylight Time on August 9, 2005, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Securities Act of 1933 (the “1933 Act”)and Rule 15c2-8 under the Securities Exchange Act of 1934 (the “1934 Act”). Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as lead manager, has and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 20, 2005.

Nasdaq National Market	1
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NASD	5
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Very truly yours,

MERRILL LYNCH & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

J.P. MORGAN SECURITIES, INC.

LAZARD CAPITAL MARKETS LLC, and

LEERINK SWANN & COMPANY

As Representatives of the Underwriters

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By	/S/ MICHELE ALLONG
Michele Allong Authorized Signatory